Dear DSI Limited Partner:

As part of our ongoing due-diligence process as General Partners, you are being advised that the various DSI Limited Partnerships in which you may be an investor (the “Partnerships”) are in the process of obtaining an open market valuation of their self storage properties portfolio (the “Properties”). In this regard, The Partnerships have retained Bancap Self Storage Group, Inc. (“Bancap”) as their valuation consultant. Bancap is an industry leader in self storage property sales and marketing, and is uniquely positioned to obtain the best indication of potential market value.

Once the analysis has been completed, your General Partners will inform you as to the strategic options that may be available so that any recommendation can be presented to Limited Partners of the respective Partnerships.

We look forward to communicating with you further as this process unfolds and thank you for your continued loyal support. In the meantime, should you have any questions regarding this process, please contact your DSI Representative or DSI Properties’ main offices directly at (800) 732-1733.

DSI Properties, Inc.,

General Partner